U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]   Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

[ ]   Form 3 Holdings Reported

[ ]   Form 4 Transactions Reported


FORM 5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Kurtz, Andrew J.
    c/o Elliott Associates, L.P.
    712 Fifth Avenue
    New York, New York 10019

2.  Issuer Name and Ticker Trading Symbol

    BayCorp Holdings, Ltd. (MWH)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for (Month/Year)

    12/31/98

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [x] Director
    [ ] Officer (give title below)
    [ ] Chairman
    [ ] 10% Owner
    [ ] Other (specify below)

7.  Individual or Joint/Group Filing (Check applicable line)

    [x] Form filed by one Reporting Person
    [ ] Form filed by more than one Reporting Person


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Table I  Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned


1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Inst. 8)


4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)


6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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Table II  -Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


1.  Title of Derivative Security (Instr. 3)

       (a) - (f) Non-Statutory Stock Option

2.  Conversion or Exercisable Price of Derivative Security

       (a) $9.00

       (b) $4.90

       (c) $8.25

       (d) $4.90

       (e) $7.375

       (f) $4.90

3.  Transaction Date (Month/Day/Year)

       (a) - (f) 12/18/98

4.  Transaction Code (Instr. 8)

       (a) D(1)

       (b) A(2)

       (c) D(1)

       (d) A(3)

       (e) D(1)

       (f) A(4)



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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)

       (a)
           (A)
           (D) 20,000

       (b)
           (A) 13,333
           (D)

       (c)
           (A)
           (D) 20,000

       (d)
           (A) 13,333
           (D)

       (e)
           (A)
           (D) 20,000

       (f)
           (A) 13,334
           (D)

6.  Date Exercisable and Expiration Date (Month/Day/Year)

       (a) Date Exercisable 04/16/1996
           Expiration Date  05/23/2002

       (b) Date Exercisable 04/16/1996
           Expiration Date  05/23/2002

       (c) Date Exercisable 04/16/1996
           Expiration Date  04/16/2003

       (d) Date Exercisable 04/16/1996
           Expiration Date  04/16/2003

       (e) Date Exercisable 04/29/1997
           Expiration Date  04/29/2004

       (f) Date Exercisable 04/29/1997
           Expiration Date  04/29/2004



(Page 4 of 5)
7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title:

         (a) - (f) Common Stock

       Amount or Number of Shares:

         (a) 20,000
         (b) 13,333
         (c) 20,000
         (d) 13,333
         (e) 20,000
         (f) 13,334

8.  Price of Derivative Security (Inst. 5)

9.  Number of Derivative Securities Beneficially Owned at End of Year
(Instr. 4)

         (a) 0
         (b) 13,333
         (c) 0
         (d) 13,333
         (e) 0
         (f) 13,334

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

       (a) - (f) D

11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

(1) Cancellation of option in connection with grant of replacement option.

(2) The reported transaction involved the repricing of an existing option which was originally granted on May 23, 1995 and was fully vested as of April 16, 1996.

(3) The reported transaction involved the repricing of an existing option which was originally granted on April 16, 1996 and was fully vested as of April 16, 1996.

(4) The reported transaction involved the repricing of an existing option which was originally granted on April 29, 1997 and was fully vested as of April 29, 1997.


** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       /s/ Andrew J. Kurtz                February 16, 1999
          ANDREW J. KURTZ

         **Signature of Reporting Person       Date

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